UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND FOR THE

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018

PRESENTED IN COMPARATIVE FORM

(Stated in thousands of pesos)

CONDENSED INTERIM

FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Financial Position		3
Condensed Interim Statement of Comprehensive Income		5
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	9
3 |	Basis of preparation	12
4 |	Accounting policies	13
5 |	Financial risk management	15
6 |	Critical accounting estimates and judgments	17
7 |	Contingencies and lawsuits	18
8 |	Property, plant and equipment	19
9 |	Other receivables	21
10 |	Trade receivables	22
11 |	Financial assets at fair value through profit or loss	22
12 |	Financial assets at amortized cost	22
13 |	Cash and cash equivalents	22
14 |	Share capital and additional paid-in capital	23
15 |	Allocation of profits	23
16 |	The Company’s Share-based Compensation Plan	23
17 |	Trade payables	24
18 |	Other payables	24
19 |	Borrowings	25
20 |	Salaries and social security taxes payable	25
21 |	Income tax and tax on minimum presumed income / Deferred tax	26
22 |	Tax liabilities	27
23 |	Provisions	28
24 |	Revenue from sales	28
25 |	Expenses by nature	29
26 |	Other operating expense, net	30
27 |	Net financial expense	30
28 |	Basic and diluted earnings per share	31
29 |	Related-party transactions	31
30 |	Parent company’s merger process	32
31 |	Contractual resolution of real estate asset	33
32 |	Ordinary and Extraordinary Shareholders’ Meeting	33
Report on review of Condensed Interim Financial Statements
Supervisory Committee’s Report

CONDENSED INTERIM

FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
BNA	Banco de la Nación Argentina
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
CTLL	Central Térmica Loma de la Lata S.A.
EASA	Electricidad Argentina S.A.
Edenor S.A.	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FOTAE	Trust for the Management of Electric Power Transmission Works
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICBC	Banco Industrial y Comercial de China
IEASA	IEASA S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
ISRE	International Standard on Review Engagements
MINEM	Energy and Mining Ministry
OSV	Orígenes Seguros de Vida S.A.
Pampa	Pampa Energía S.A.
PEN	Federal Executive Power
RT	Technical Resolution
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico
SAIDI	System Average Interruption Duration Index
SAIFI	System Average Interruption Frequency Index
SE	Electric Power Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
RDSA	Ribera Desarrollos S.A.

CONDENSED INTERIM

FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Pampa

Legal address: 1 Maipú Street, City of Buenos Aires

Main business of the parent company:  Study, exploration and exploitation of hydrocarbon wells, development of mining activities, industrialization, transport and sale of hydrocarbons and their by-products, and the generation, transmission and distribution of electricity. Investment in undertakings and in companies of any nature on its own account or on behalf of third parties or associates of third parties in Argentina or abroad.

Interest held by the parent company in capital stock and votes: 51.73%

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2018

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 14)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)     Includes 20,439,747 and 7,794,168 treasury shares as of September 30, 2018 and December 31, 2017, respectively.

(2)     Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

CONDENSED INTERIM

FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Financial Position

as of September 30, 2018 presented in comparative form

(Stated in thousands of pesos)

	Note	09.30.18	12.31.17
ASSETS
Non-current assets
Property, plant and equipment	8	18,404,309	14,812,021
Interest in joint ventures		432	424
Deferred tax asset	21	1,863,057	1,187,021
Other receivables	9	2,105,908	42,447
Total non-current assets		22,373,706	16,041,913

Current assets
Inventories		834,716	391,904
Other receivables	9	248,589	200,617
Trade receivables	10	9,223,941	5,678,857
Financial assets at fair value through profit or loss	11	5,029,524	2,897,258
Financial assets at amortized cost	12	229,887	11,498
Cash and cash equivalents	13	2,897,364	82,860
Total current assets		18,464,021	9,262,994
TOTAL ASSETS		40,837,727	25,304,907

CONDENSED INTERIM

FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Financial Position

as of September 30, 2018 presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	09.30.18	12.31.17
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	14	886,015	898,661
Adjustment to share capital	14	394,145	399,495
Additional paid-in capital	14	39,294	31,565
Treasury stock	14	20,440	7,794
Adjustment to treasury stock	14	13,918	8,568
Cost of acquisition of own shares	14	(727,990)	-
Legal reserve		73,275	73,275
Opcional reserve		176,061	176,061
Other comprehensive loss		(28,097)	(28,097)
Accumulated profit		1,534,000	(506,458)
TOTAL EQUITY		2,381,061	1,060,864

LIABILITIES
Non-current liabilities
Trade payables	17	267,269	240,900
Other payables	18	7,219,940	6,034,228
Borrowings	19	9,290,694	4,191,666
Deferred revenue		277,315	194,629
Salaries and social security payable	20	143,835	119,655
Benefit plans		362,879	323,564
Provisions	23	919,811	598,087
Total non-current liabilities		18,481,743	11,702,729
Current liabilities
Trade payables	17	14,960,776	9,195,303
Other payables	18	903,311	370,395
Borrowings	19	350,298	71,205
Derivative financial instruments		-	197
Deferred revenue		4,805	3,360
Salaries and social security payable	20	1,210,571	1,220,051
Benefit plans		31,407	31,407
Income tax payable, net	21	1,302,989	466,683
Tax liabilities	22	1,033,988	1,053,455
Provisions	23	176,778	129,258
Total current liabilities		19,974,923	12,541,314
TOTAL LIABILITIES		38,456,666	24,244,043

TOTAL LIABILITIES AND EQUITY		40,837,727	25,304,907

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Comprehensive Income

for the nine and three-month periods ended September 30, 2018 presented in comparative form

(Stated in thousands of pesos)

		Nine months at		three months at
	Note	09.30.18	09.30.17	09.30.18	09.30.17

Revenue	24	34,726,613	17,576,384	13,460,676	6,458,121
Electric power purchases		(19,307,704)	(9,237,824)	(7,995,498)	(3,427,285)
Subtotal		15,418,909	8,338,560	5,465,178	3,030,836
Transmission and distribution expenses	25	(5,314,868)	(3,473,186)	(1,989,359)	(1,207,891)
Gross gain		10,104,041	4,865,374	3,475,819	1,822,945

Selling expenses	25	(2,608,394)	(1,459,662)	(1,142,463)	(440,691)
Administrative expenses	25	(1,402,734)	(1,015,726)	(514,628)	(378,723)
Other operating expense, net	26	(669,492)	(541,667)	(253,141)	(270,599)
Loss / Gain from interest in joint ventures		8	12	-	-
Operating profit		5,423,429	1,848,331	1,565,587	732,932

Financial income	27	358,258	181,506	149,153	63,080
Financial expenses	27	(1,948,017)	(1,098,394)	(899,858)	(379,575)
Other financial results	27	(766,599)	(10,800)	435,816	(23,674)
Net financial expense		(2,356,358)	(927,688)	(314,889)	(340,169)
Profit before taxes		3,067,071	920,643	1,250,698	392,763

Income tax	21	(966,432)	(260,693)	(403,293)	(101,587)
Profit for the period		2,100,639	659,950	847,405	291,176

Basic and diluted earnings profit per share:
Basic and diluted earnings profit per share	28	2.35	0.73	0.95	0.32

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the nine-month period ended September 30, 2018

presented in comparative form

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost of acquisition of own shares	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Accumulated income (deficit)	Total equity
Balance at December 31, 2016	897,043	397,716	9,412	10,347	3,452	-	73,275	176,061	20,346	(37,172)	(1,188,648)	361,832

Ordinary and Extraordinary Shareholders’ Meeting held on 04.28.2016	-	-	-	-	-	-	-	-	7,767	-	-	7,767
Payment of Other reserve constitution - Share-bases compensation plan	1,618	1,779	(1,618)	(1,779)	28,113	-	-	-	(28,113)	-	-	-
Profit for the nive-month period	-	-	-	-	-	-	-	-	-	-	659,950	659,950
Balance at Septiembre 30, 2017	898,661	399,495	7,794	8,568	31,565	-	73,275	176,061	-	(37,172)	(528,698)	1,029,549

Profit for the nine-month period	-	-	-	-	-	-	-	-	-	-	22,240	22,240
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	9,075	-	9,075
Balance at December 31, 2017	898,661	399,495	7,794	8,568	31,565	-	73,275	176,061	-	(28,097)	(506,458)	1,060,864
Increase of Other reserve constitution - Share-bases compensation plan (Note 16)	-	-	-	-	-	-	-	-	7,729	-	-	7,729
Payment of Other reserve constitution - Share-bases compensation plan (Note 16)	272	299	(272)	(299)	7,729	-	-	-	(7,729)	-	-	-
Adjustment model of expected losses NIIF 9 - Change of accounting standard (Note 6)	-	-	-	-	-	-	-	-	-	-	(60,181)	(60,181)
Acquisition of own shares (Note 14)	(12,918)	(5,649)	12,918	5,649	-	(727,990)	-	-	-	-	-	(727,990)
Profit for the nive-month period	-	-	-	-	-	-	-	-	-	-	2,100,639	2,100,639
Balance at September 30, 2018	886,015	394,145	20,440	13,918	39,294	(727,990)	73,275	176,061	-	(28,097)	1,534,000	2,381,061

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2018

presented in comparative form

(Stated in thousands of pesos)

	Note	09.30.18	09.30.17
Cash flows from operating activities
Profit for the period		2,100,639	659,950

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	8 & 25	412,382	310,405
Loss on disposals of property, plants and equipments	26	16,536	5,650
Net accrued interest	27	1,583,388	915,902
Exchange difference	27	2,890,873	233,372
Income tax	21	966,432	260,693
Allowance for the impairment of trade and other receivables, net of recovery	25	649,379	205,956
Adjustment to present value of receivables	27	203	220
Provision for contingencies	26	414,346	273,340
Changes in fair value of financial assets	27	(510,377)	(237,325)
Accrual of benefit plans		112,712	79,028
Gain from interest in joint ventures		(8)	(12)
Contractual resolution of real estate asset	27	(1,629,442)	-
Net gain from the repurchase of Corporate Bonds	27	511	-
Income from non-reimbursable customer contributions	26	(3,250)	(1,924)
Other reserve constitution - Share bases compensation plan	16	7,729	7,767
Changes in operating assets and liabilities:
Increase in trade receivables		(3,813,136)	(994,822)
(Increase) Decrease in other receivables		(75,370)	27,271
(Increase) Decrease in inventories		(442,812)	47,780
Increase in deferred revenue		87,381	-
Increase in trade payables		4,424,074	599,136
Decrease in salaries and social security payable		14,700	(2,376)
Decrease in benefit plans		(73,398)	(27,943)
Decrease in tax liabilities		(183,623)	(225,279)
Increase in other payables		1,064,294	203,861
Decrease in provisions	23	(45,102)	(27,397)
Payment of Tax payable		(636,509)	(233,854)
Net cash flows generated by operating activities		7,332,552	2,079,399

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2018

presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	09.30.18	09.30.17
Cash flows from investing activities
Payment of property, plants and equipments		(4,014,665)	(2,679,653)
Collection of Financial assets		-	-
Payments of Financial assets		(761,430)	(202,824)
Redemtion net of money market funds		1,029,108	712,002
Mutuum granted to third parties		(88,951)	-
Collection of receivables from sale of subsidiaries		38,483	34,612
Collection of mutuals granted to third parties		-	-
Net cash flows used in investing activities		(3,797,455)	(2,135,863)

Cash flows from financing activities
Proceeds from borrowings		(196,008)	(132,941)
Repurchase of corporate notes		(12,556)	-
Payment of redemption on corporate notes		(727,990)	-
Net cash flows generated by (used in) financing activities		(936,554)	(132,941)

Increase (Decrease) in cash and cash equivalents		2,598,543	(189,405)

Cash and cash equivalents at the beginning of year	13	82,860	258,562
Exchange differences in cash and cash equivalents		215,961	(1,386)
Increase (Decrease) in cash and cash equivalents		2,598,543	(189,405)
Cash and cash equivalents at the end of the period	13	2,897,364	67,771

Supplemental cash flows information
Non-cash activities

Financial costs capitalized in property, plants and equipments	8 & 27	(457,977)	(201,584)
			.
Acquisitions of property, plant and equipment through increased trade payables		(384,521)	(169,056)

Decrease of property, plant and equipment through increased other receivables	31	439,300	-

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 1 |       General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of Edenor S.A.

The corporate purpose of Edenor S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by Edenor S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

Note 2 |       Regulatory framework

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2017 are the following:

a)   Electricity rate situation

On January 31, 2018, the ENRE issued Resolution No. 33/18, whereby it approves the CPD values relating to the August 2017-January 2018 period, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17, and the electricity rate schedule applicable to consumption recorded since February 1, 2018. Additionally, it is informed that the average electricity rate value amounts to $2.4627/kwh.

At the date of issuance of these condensed interim financial statements, the amount accrued for the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17 amounts to $ 1.23 billion, which is included in the “Revenue from sales – Sales of electricity” line item.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Furthermore, on July 31, 2018, the ENRE issued Resolution No. 208/18, whereby it approves, as from August 1, 2018, the CPD relating to the February-August 2018 period, to be applied in two stages: 50% as from August 1, 2018, and 50% in six (6) monthly and consecutive installments as from February 1, 2019.

Moreover, the above-mentioned resolution sets the system of caps for the social tariff as well as the values that the Company shall apply to determine and credit discount amounts onto the power bills of the consumers affected by deficiencies in the quality of the technical product and/or the quality of the technical and commercial service as from the first control day of the September 2018-February 2019 six-month period. Additionally, it is informed that the average electricity rate value amounts to $2.9871/kwh.

As of September 30, 2018, as indicated in the preceding paragraphs, income not recognized by the Company due to the deferral of 50% of the CPD’s increase amounts approximately to $349.3 million; and, as a consequence of the application of the methodology of caps for the social tariff, the Company is no longer recording income for an estimated amount of $ 614.7 million.

b)   Framework Agreement

During the month of July 2018 the Company sent notes to the SE requesting the ratification of the criterion based on which the Company informs CAMMESA of both the purchase of energy for Shantytowns, until the new Framework Agreement is signed, and the receivable amounts generated in favor of the Company by the energy supplied to the Shantytowns of the Framework Agreement since the expiration thereof; and the adoption of measures aimed at making progress in the discussion of and agreements on both the terms and conditions of a new Framework Agreement and the settlement of the receivables generated in favor of the Company.

As of September 30, 2018, revenue from energy sales not recognized for this concept, since the expiration date of the Framework Agreement -September 30, 2017- amounts to $ 608.5 million.

            Furthermore, on July 20, 2018, the Company received a payment of $ 110 million from the Province of Buenos Aires relating to the September 2014-August 2017 period.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

c)   Penalties

On April 23, 2018, the ENRE issued Resolution No. 118/18 pursuant to which the Company is instructed to calculate and pay a compensation to small-demand residential customers (T1R Consumers) for each interruption higher than or equal to 20 hours suffered during the periods indicated in Section 1 of said Resolution. In the ENRE’s opinion there have occurred extraordinary service provision interruptions/problems covered by item 3.3 of Sub-appendix 4 to the Concession Agreement, i.e. the daily sum of customers whose electricity supply was interrupted exceeded 70,000 daily consumers for five consecutive days. The impacts of these compensation amounts were quantified by the Company in $ 87 million and recognized as of September 30, 2018. The effects of the next six-month control periods were also estimated, totaling an amount of $ 127 million as of September 30, 2018. This resolution has been duly challenged by the Company, but the regulatory authority’s decision is still pending.

Furthermore, on May 31, 2018, by ENRE Resolution No. 170/18, the penalty system for deviations from the Annual and Five-year Investment Plan is approved. The amounts resulting from the application of these penalties, which as of September 30, 2018 were estimated at $ 105 million, will be allocated to the consumers.

On July 17, 2018, the ENRE, by Resolution No. 198/18, provides that, as from September 2018, the Company will be required to assess service provision interruptions affecting consumers that belong to the same feeder, and whether said consumers and their feeders exceed the limits set when comparing them with the international indicators (SAIDI and SAIFI) admitted in Resolution 63/17 of the district to which they belong. The Company has filed a direct appeal to the Appellate Court, which, at the date of these financial statements, is pending resolution.

d)    Adjustment Agreement

In relation to the effects generated by the non-compliance with the Adjustment Agreement (Note 1 to the Financial Statements as of December 31, 2017), on July 30, 2018, the MINEM agreed to implement the necessary administrative actions to regularize the pending obligations of the Transition Period.

On September 15, 2018, the SE, by Note 2018-45662399, extended the term for the regularization of the pending obligations in relation to the Agreement on the Renegotiation of the Concession Agreement (“the Adjustment Agreement”) signed until the electricity rate schedules resulting from the RTI come into effect.

Furthermore, on September 28, 2018, the Electric Power Undersecretariat requested that the Company update the information duly submitted by virtue of the regularization process of the mutual obligations that arose during the Transition Period.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 3 |       Basis of preparation

The CNV, in Title IV “Periodic Reporting Requirements” – Chapter III “Rules concerning the form of presentation and valuation criteria of the financial statements” – Section 1 of its regulations, has provided for the application of RT Nº 26 of the FACPCE, as amended, which adopts IFRS issued by the IASB, for certain entities included in the public offering system of Law Nº 26,831, whether on account of their shares or their corporates notes, or that have requested authorization to be included in said system.

Moreover, Section 3 of the above-mentioned CNV’s regulations provides that “The entities subject to the control of the Commission may not apply the method of restatement of financial statements to reflect the effects of inflation”.

These condensed interim financial statements for the nine-month period ended September 30, 2018 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting” and are stated in thousands of Argentine pesos, unless specifically indicated otherwise. These financial statements do not include all the information required for a complete set of annual financial statements; therefore, it is recommended that they be read together with the Financial Statements as of December 31, 2017, which have been prepared in accordance with IFRS.

Due to that which has been mentioned in the preceding paragraphs, these condensed interim financial statements have been prepared in accordance with the CNV’s accounting framework, which is based on the application of IFRS, particularly of IAS 34, except for the application of IAS 29 (according to which the restatement of financial statements is mandatory as detailed in the title “Restatement of financial information” in this Note), excluded by the CNV from its accounting framework.

These condensed interim financial statements for the nine-month period ended September 30, 2018 have not been audited. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period in accordance with the CNV’s accounting framework. The results of operations for the nine-month period ended September 30, 2018 do not necessarily reflect the Company’s results in proportion to the full fiscal year.

Comparative information

The balances as of December 31, 2017 and for the nine-month period ended September 30, 2017, disclosed in these condensed interim financial statements for comparative purposes, arise from the respective financial statements as of those dates.

In this respect, in the future Financial Statements to be issued by the Company as of December 31, 2018, as a consequence of the restatement of the financial information described in the subsequent title, the comparative balances may show certain modifications.

Restatement of financial information

IAS 29 “Financial reporting in hyperinflationary economies” requires the financial statements of an entity whose functional currency is that of a highly inflationary economy to be stated in terms of the measuring unit current at the closing date of the reporting period, regardless of whether they are based on the historic cost method or the current cost method. For such purpose, in general terms, inflation that has occurred from the date of acquisition or from the revaluation date, as appropriate, is to be computed in non-monetary items. In this case, the regulation establishes that the adjustment will resume from the last date in which it was made, February 2003.Those requirements also apply to the comparative information included in the financial statements.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

In order to conclude whether an economy is categorized as highly inflationary under IAS 29, the standard details a series of factors to be considered, among which the existence of a cumulative inflation rate over three years that approaches or exceeds 100% is included. The cumulative inflation rate over three years exceeds that figure. It is for this reason that, according to IAS 29, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. However, it should be taken into account that at the time these financial statements are issued Executive Order Nº 664/03 of the PEN, which does not allow for the filing with the CNV of inflation-adjusted financial statements, is still in effect. Therefore, due to both this Executive Order and the CNV’s regulatory framework, the Company’s Management has not applied IAS 29 in the preparation of these financial statements.

In a period of inflation, any entity that holds an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that holds an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

In summary, the restatement mechanism of IAS 29 provides that monetary assets and liabilities will not be restated because they are already expressed in terms of the measuring unit current at the end of the reporting period. The assets and liabilities subject to adjustments under specific agreements will be adjusted based on such agreements. Non-monetary items carried at their current values at the end of the reporting period, such as the net realizable value or other values, need not be restated. All other non-monetary assets and liabilities will be restated by applying a general price index. The gain or loss on the net monetary position will be included in the net profit or loss for the reporting period, and separately disclosed.

Note 4 |       Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the Financial Statements for the last financial year, which ended on December 31, 2017, except for those mentioned below.

These condensed interim financial statements must be read together with the audited Financial Statements as of December 31, 2017 prepared under IFRS.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 4.1 |      New accounting standards, amendments and interpretations issued by the IASB

IAS 19 “Employee benefits”: It introduces amendments to post-employment defined benefit plans in the case of a plan amendment, curtailment or settlement. The net defined benefit liability (asset) is remeasured using the current fair value of plan assets and current actuarial assumptions (including current market interest rates and other current market prices), that reflect: a) the benefits offered under the plan and the plan assets before the plan amendment, curtailment or settlement; and b) the benefits offered under the plan and the plan assets after the plan amendment, curtailment or settlement. The current period service cost for the period subsequent to the plan amendment, curtailment or settlement is calculated using the actuarial assumptions used to remeasure the defined benefit liability (asset) (rather than the actuarial assumptions determined at the beginning). The net interest after the plan amendment, curtailment or settlement is determined using the net defined benefit liability (asset) and the discount rate used to remeasure the liability (asset). The standard applies to plan amendments, curtailments or settlements that occur as from January 1, 2019, with earlier adoption permitted. As a result of the preliminary analysis carried out by the Company concerning the impact of the adoption of IAS 19, it has been determined that the application thereof will not significantly affect the Company’s results of operations or its financial position.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

Note 4.2 |      Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of the year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The amounts thus determined are net of an allowance for the impairment of receivables. The future expected loss impairment rate is determined per customer category, based on the historical comparison of collections made and delinquent balances of each customer group, and applied to the total of the Company’s receivables. This change from the criterion used in the Financial Statements as of December 31, 2017, relates to the implementation of IFRS 9 as from January 1, 2018; see impact in Note 6.

 Any amount that remains unpaid 7 working days after the first due date of the bill for electricity consumption of small-demand (T1), medium-demand (T2) and large-demand (T3) customers is considered a delinquent balance.

 Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, providing and supporting the criteria used in all the cases.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 5 |       Financial risk management

Note 5.1 |      Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

            There have been no significant changes in risk management policies since the last fiscal year end.

a.         Market risks

                    i.          Currency risk

As of September 30, 2018 and December 31, 2017, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 09.30.18	Total 12.31.17

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	50,396	41.050	2,068,756	-
TOTAL NON-CURRENT ASSETS		50,396		2,068,756	-
CURRENT ASSETS
Other receivables	USD	783	41.050	32,142	-
Financial assets at fair value through profit or loss	USD	95,644	41.050	3,926,186	1,239,277
Cash and cash equivalents	USD	365	41.050	14,983	4,415
	EUR	11	47.618	524	267
TOTAL CURRENT ASSETS		96,803		3,973,835	1,243,959
TOTAL ASSETS		147,199		6,042,591	1,243,959

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	225,229	41.250	9,290,694	4,191,666
TOTAL NON-CURRENT LIABILITIES		225,229		9,290,694	4,191,666
CURRENT LIABILITIES
Trade payables	USD	16,880	41.250	696,300	261,758
	EUR	327	47.953	15,681	6,263
	CHF	-	42.207	-	10,466
	NOK	68	5.097	347	156
Borrowings	USD	8,492	41.250	350,298	71,205
TOTAL CURRENT LIABILITIES		25,767		1,062,626	349,848
TOTAL LIABILITIES		250,996		10,353,320	4,541,514

(1)     The exchange rates used are the BNA exchange rates in effect as of September 30, 2018 for Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

As of September 30, 2018, the Company’s financial debt was mainly long-term and denominated in USD. Therefore, it should be taken into account that in the third quarter of 2018, due to a combination of external factors and the domestic macroeconomic context, the United States dollar rate of exchange increased 43%, from $ 28.85 to $ 41.25 between June and September, respectively.

Considering the net financial liability position in USD, as of September 30, 2018 the Company recorded a net exchange difference loss of $ 2,89 billion (Note 27).

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

                   ii.          Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of September 30, 2018 and December 31, 2017:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

At September 30, 2018
Assets
Cash and cash equivalents
Money market funds	1,767,162	-	-	1,767,162
Financial assets at fair value through profit or loss:
Government bonds	3,926,205	-	-	3,926,205
Money market funds	1,103,319	-	-	1,103,319
Total assets	6,796,686	-	-	6,796,686
Derivative financial instruments	-	-	-	-

At December 31, 2017
Assets
Government bonds	1,239,282	-	-	1,239,282
Money market funds	1,657,976	-	-	1,657,976
Total assets	2,897,258	-	-	2,897,258

Liabilities
Derivative financial instruments	-	197	-	197
Total liabilities	-	197	-	197

                    iii.        Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is related mainly to the long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of September 30, 2018 and December 31, 2017, except for the loan granted by ICBC Bank (Note 22 to the Financial Statements as of December 31, 2017), all the other debt accrues interest at fixed rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

In this regard, on April 12, 2018, the Company entered into a hedge transaction with Citibank London, with the aim of fixing the financial cost subject to floating rate of the interest amounts the Company must pay during the October 2018-October 2020 period, relating to the loan taken from ICBC.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 6 |       Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the Financial Statements for the year ended December 31, 2017, except for the following:

Allowances for the impairment of receivables:

As from January 1, 2018, the Company has applied the amended IFRS 9 retrospectively with the allowed practical resources, without restating the comparative periods.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption has not affected the classification and measurement of the Company’s financial assets.

Furthermore, with regard to the new hedge accounting model, the Company has not elected to designate any hedge relationship at the date of the initial adoption of the amended IFRS 9 and, consequently, has generated no impact on the Company’s results of operations or its financial position.

Finally, with regard to the change in the methodology for calculating the impairment of financial assets based on expected credit losses, the Company has applied the simplified approach of IFRS 9 for trade receivables and other receivables with similar risk characteristics. In order to measure the expected credit losses, receivables are grouped by segment, and on the basis of the shared credit risk characteristics and the number of days past the payment due date. The expected loss as of January 1, 2018 was determined based on the following coefficients calculated for the number of days past the payment due date:

	Number of days
	0 -30	30-60	60-90	90-120	120-150
Loss expected porcentage	8%	12%	19%	26%	59%

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

For such purpose, the adjustments determined as of December 31, 2017 are as follow:

Amount of the provisions for impairment of the trade receivables at 12.31.2017 by IAS 39	(458,853)

Adjustment of expected losses NIIF 9	(82,041)
Amount of the provisions for impairment of the trade receivables at 12.31.2017 by NIIF 9	(540,894)

The adjustment determined as a result of the application of this new standard, net of its tax effect, amounts to $ 60.2 million, which is disclosed within the “Unappropriated Retained Earnings” line item.

Note 7 |       Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2017, except for the increase recorded in both the United States dollar exchange rate and interest rates, as a consequence of a combination of external factors and the domestic macroeconomic context.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 8 |       Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
Cost	300,914	2,512,243	7,080,373	2,866,259	1,447,112	5,008,770	55,448	19,271,119
Accumulated depreciation	(72,168)	(674,135)	(2,266,848)	(991,967)	(453,980)	-	-	(4,459,098)
Net amount 12.31.17	228,746	1,838,108	4,813,525	1,874,292	993,132	5,008,770	55,448	14,812,021

Additions	-	-	-	-	383,391	4,031,261	45,854	4,460,506
Disposals	-	-	(11,487)	(4,947)	(439,402)	-	-	(455,836)
Transfers	119,054	129,174	1,075,340	246,356	(95,526)	(1,463,417)	(10,981)	-
Depreciation for the period	(20,703)	(52,019)	(139,934)	(72,238)	(127,488)	-	-	(412,382)
Net amount 09.30.18	327,097	1,915,263	5,737,444	2,043,463	714,107	7,576,614	90,321	18,404,309

Cost	419,969	2,641,416	8,127,941	3,105,926	1,293,746	7,576,614	90,321	23,255,933
Accumulated depreciation	(92,872)	(726,153)	(2,390,497)	(1,062,463)	(579,639)	-	-	(4,851,624)
Net amount 09.30.18	327,097	1,915,263	5,737,444	2,043,463	714,107	7,576,614	90,321	18,404,309

(1)    As of September 30, 2018, includes retirement for $ 439.3 million, real estate asset (Note 31).

•       During the period ended September 30, 2018, the Company capitalized as own indirect and direct costs $ 596.1 million.

•       Financial costs capitalized for the period ended September 30, 2018 amounted to $ 458 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
Cost	235,709	2,048,014	6,024,954	2,523,084	1,265,502	3,040,451	162,088	15,299,802
Accumulated depreciation	(69,097)	(617,062)	(2,119,167)	(907,145)	(390,341)	-	-	(4,102,812)
Net amount 12.31.16	166,612	1,430,952	3,905,787	1,615,939	875,161	3,040,451	162,088	11,196,990

Additions	-	-	-	-	327,814	2,487,390	29,333	2,844,537
Disposals	(145)	-	(3,567)	(1,602)	(336)	-	-	(5,650)
Transfers	49,278	168,383	818,330	255,963	(107,982)	(1,154,853)	(110,028)	(80,909)
Depreciation for the period	(13,344)	(41,625)	(118,361)	(62,936)	(74,139)	-	-	(310,405)
Net amount 09.30.17	202,401	1,557,710	4,602,189	1,807,364	1,020,518	4,372,988	81,393	13,644,563

Cost	284,706	2,216,397	6,830,190	2,776,926	1,483,310	4,372,988	81,393	18,045,910
Accumulated depreciation	(82,305)	(658,687)	(2,228,001)	(969,562)	(462,792)	-	-	(4,401,347)
Net amount 09.30.17	202,401	1,557,710	4,602,189	1,807,364	1,020,518	4,372,988	81,393	13,644,563

(1)    As of September 30, 2017, the sum of $ 80.9 million was transferred to the current inventory.

•       During the period ended September 30, 2017, the Company capitalized as own indirect and direct costs $ 413.5 million.

•       Financial costs capitalized for the period ended September 30, 2017 amounted to $ 201.6 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 9 |       Other receivables

	Note	09.30.18	12.31.17
Non-current:
		-	-
Financial credit (1)		32,313	37,019
Related parties	29.d	4,853	5,428
Advances to suppliers	31	2,068,742	-
Total Non-current		2,105,908	42,447

Current:
Prepaid expenses		8,385	4,986
Advances to suppliers		22,638	6,631
Advances to personnel		1,328	2,230
Security deposits		17,808	10,327
Financial credit		148,810	11,621
Receivables from electric activities		156,210	114,561
Related parties	29.d	1,160	1,093
Guarantee deposits on derivative financial instruments		-	60,049
Judicial deposits		24,218	16,115
Other		146	6
Allowance for the impairment of other receivables		(132,114)	(27,002)
Total Current		248,589	200,617

(1)   As of September 30, 2018 includes $ 137.2 million relating to Loans for consumption agreements (mutuums) entered into with suppliers.

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	09.30.18	09.30.17
Balance at beginning of the period	27,002	34,699
Increase	105,112	-
Recovery	-	(10,631)
Balance at end of the period	132,114	24,068

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 10 |    Trade receivables

	09.30.18	12.31.17
Current:
Sales of electricity - Billed	5,351,769	2,967,441
Sales of electricity – Unbilled	4,586,371	2,982,677
Framework Agreement	10,377	120,310
Fee payable for the expansion of the transportation and others	22,969	22,994
Receivables in litigation	89,656	44,288
Allowance for the impairment of trade receivables	(837,201)	(458,853)
Total Current	9,223,941	5,678,857

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward for the impairment of financial assets is as follows:

	09.30.18	09.30.17
Balance at beginning of the period	458,853	259,682
Increase (1)	626,307	135,018
Decrease	(247,959)	(16,678)
Balance at end of the period	837,201	378,022

(1)   As of September 30, 2018, includes the impairment of financial assets for $ 82 million due to the application of IFRS 9 as from January 1, 2018 (Note 6).

Note 11 |    Financial assets at fair value through profit or loss

	09.30.18	12.31.17

Current
Government bonds	3,926,205	1,239,282
Money market funds	1,103,319	1,657,976
Total current	5,029,524	2,897,258

Note 12 |    Financial assets at amortized cost

	09.30.18	12.31.17
Current
Government bonds	-	11,498
Time deposits	229,887	-
Total Current	229,887	11,498

Note 13 |    Cash and cash equivalents

	09.30.18	12.31.17	09.30.17
Cash and banks	1,130,202	82,860	67,771
Money market funds	1,767,162	-	-
Total cash and cash equivalents	2,897,364	82,860	67,771

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 14 |    Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Cost of acquisition of own shares	Total

Balance at December 31, 2016	1,314,518	3,452	-	1,317,970
Payment of Other reserve constitution - Share-bases compensation plan	-	28,113	-	28,113
Balance at December 31, 2017	1,314,518	31,565	-	1,346,083

Payment of Other reserve constitution - Share-bases compensation plan (Note 16)	-	7,729	-	7,729
Acquisition of own shares	-	-	(727,990)	(727,990)
Balance at September 30, 2018	1,314,518	39,294	(727,990)	625,822

As of September 30, 2018, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Furthermore, the Company has acquired, in successive market transactions in the New York Stock Exchange, 12,917,820 Class B common shares for an amount of $ 728 million, observing the terms and conditions that were set by the Board of Directors for the acquisition of the Company’s own shares, as well as the applicable regulatory framework.

Note 15 |    Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law, the CNV’s accounting framework and the negative covenants established by the Corporate Notes program. As of September 30, 2018, the Company complies with the indebtedness ratio established in such program.

Note 16 |     The Company’s Share-based Compensation Plan

As indicated in the Financial Statements as of December 31, 2017, the Company has decided to use the available treasury shares for the implementation of share-based compensation plans for its senior management against the achievement of the strategic objectives set annually.

At the date of issuance of these condensed interim financial statements, the Company awarded a total of 272,241 shares to executive directors and managers as additional remuneration for their performance in special processes developed during the 2018 period.

The fair value of the previously referred to shares at the award date amounted to $ 11.1 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 17 |    Trade payables

	Note	09.30.18	12.31.17
Non-current
Customer guarantees		125,251	100,469
Customer contributions		101,812	79,979
Funding contributions - substations		40,206	60,452
Total Non-current		267,269	240,900

Current
Payables for purchase of electricity - CAMMESA		6,130,671	3,047,128
Provision for unbilled electricity purchases - CAMMESA		6,457,748	4,547,990
Suppliers		2,142,831	1,351,575
Advance to customer		153,728	149,069
Customer contributions		11,609	18,764
Discounts to customers		16,444	8,384
Funding contributions - substations		37,372	37,372
Related parties	29.d	10,373	35,021
Total Current		14,960,776	9,195,303

The fair values of non-current customer contributions as of September 30, 2018 and December 31, 2017 amount to $ 56.9 million and $ 56.9 million, respectively. The fair values are determined based on estimated cash flows discounted at a representative market rate for this type of transactions. The applicable fair value category is Level 3 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note 18 |    Other payables

	Note	09.30.18	12.31.17
Non-current
Loans (mutuum) with CAMMESA		2,142,198	1,885,093
ENRE penalties and discounts		4,827,670	3,885,767
Liability with FOTAE		203,038	190,179
Payment agreements with ENRE		47,034	73,189
Total Non-current		7,219,940	6,034,228

Current
ENRE penalties and discounts		820,727	288,210
Related parties	29.d	4,065	5,253
Advances for works to be performed		13,576	13,576
Payment agreements with ENRE		64,943	63,356
Total Current		903,311	370,395

The carrying amount of the Company’s other financial payables approximates their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 19 |    Borrowings

	09.30.18	12.31.17
Non-current
Corporate notes (1) (2)	7,228,006	3,259,216
Borrowing	2,062,688	932,450
Total non-current	9,290,694	4,191,666

Current
Interest from corporate notes	305,238	62,236
Interest from borrowing	45,060	8,969
Total current	350,298	71,205

(1)   Net of debt repurchase/redemption and issuance expenses.

(2)   As of September 30, 2018 the Company has repurchased Corporate Notes 2022 for a nominal value of USD 0.4 million.

The fair values of the Company’s non-current borrowings as of September 30, 2018 and December 31, 2017 amount approximately to $ 7.05 billion and $ 4.12 billion, respectively. Such values were calculated on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period. The applicable fair value category is Level 1 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

During the month of October 2018, the Company has repurchased at market prices Corporate Notes due 2022, for an amount of USD 3.2 million nominal value.

Note 20 |    Salaries and social security taxes payable

	09.30.18	12.31.17
Non-current
Early retirements payable	2,611	3,359
Seniority-based bonus	141,224	116,296
Total non-current	143,835	119,655

Current
Salaries payable and provisions	1,052,617	1,064,106
Social security payable	153,216	151,137
Early retirements payable	4,738	4,808
Total current	1,210,571	1,220,051

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 21 |    Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2017, except for the following:

	09.30.18	12.31.17
Non-Current
Income tax payable 2018	1,639,307	-
Tax payable 2017	-	618,293
Total non-current	1,639,307	618,293
Tax withholdings	(336,318)	(151,610)
Total current	1,302,989	466,683

The detail of deferred tax assets and liabilities is as follows:

	09.30.18	12.31.17
Deferred tax assets
Inventories	4,774	4,390
Trade receivables and other receivables	390,401	110,041
Trade payables and other payables	1,597,068	1,182,315
Salaries and social security payable	49,715	34,615
Benefit plans	100,142	90,313
Tax liabilities	18,616	12,357
Provisions	305,610	208,804
Deferred tax asset	2,466,326	1,642,835

Deferred tax liabilities
Property, plants and equipments	(548,062)	(439,068)
Financial assets at fair value through profit or loss	(50,506)	(11,278)
Borrowings	(4,701)	(5,468)
Deferred tax liability	(603,269)	(455,814)

Net deferred tax assets	1,863,057	1,187,021

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The detail of the income tax expense is as follows:

	09.30.18	09.30.17
Deferred tax	676,036	224,601
Current tax	(1,657,855)	(482,112)
Difference between provision and tax return	15,387	(3,182)
Income tax expense	(966,432)	(260,693)

	09.30.18	09.30.17
Profit for the period before taxes	3,067,071	920,643
Applicable tax rate	30%	35%
Loss for the year at the tax rate	(920,121)	(322,225)

(Loss) Gain from interest in joint ventures	3	4
Non-taxable income	-	61,615
Various	(3)	(252)
Difference between provision and tax return	(6,011)	165
Change in the income tax rate (1)	(40,300)	-
Income tax expense	(966,432)	(260,693)

(1)   Refers to the change in the income tax rate in accordance with Law No. 27,430 enacted on December 29, 2017.

Note 22 |    Tax liabilities

	09.30.18	12.31.17
Current
Provincial, municipal and federal contributions and taxes	175,088	398,032
VAT payable	635,760	493,151
Tax withholdings	115,261	88,781
SUSS withholdings	5,825	3,515
Municipal taxes	101,389	68,457
Tax regularization plan	665	1,519
Total Current	1,033,988	1,053,455

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 23 |    Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.17	598,087	129,258

Increases	321,728	92,618
Decreases	(4)	(45,098)
At 09.30.18	919,811	176,778

At 12.31.16	341,357	87,912
Increases	204,669	68,671
Decreases	(4)	(27,393)
At 09.30.17	546,022	129,190

Note 24 |    Revenue from sales

	09.30.18	09.30.17
Sales of electricity (1)	34,570,083	17,461,779
Right of use on poles	112,999	88,671
Connection charges	29,691	21,187
Reconnection charges	13,840	4,747
Total Revenue from sales	34,726,613	17,576,384

(1)   As of September 30, 2018, the amount accrued for the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 33/18 amounts to $ 1.24 billion, Note 2.a.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 25 |    Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	2,499,215	453,199	524,628	3,477,042
Pension plans	81,015	14,691	17,006	112,712
Communications expenses	43,954	155,779	8,679	208,412
Allowance for the impairment of trade and other receivables	-	649,379	-	649,379
Supplies consumption	323,242	-	49,050	372,292
Leases and insurance	319	-	105,457	105,776
Security service	83,781	1,813	61,138	146,732
Fees and remuneration for services	778,769	610,310	543,674	1,932,753
Public relations and marketing	-	-	10,232	10,232
Advertising and sponsorship	-	-	5,271	5,271
Reimbursements to personnel	32	42	293	367
Depreciation of property, plants and equipments	324,381	48,339	39,662	412,382
Directors and Supervisory Committee members’ fees	-	-	12,840	12,840
ENRE penalties	1,179,889	219,293	-	1,399,182
Taxes and charges (1)	-	455,364	21,396	476,760
Other	271	185	3,408	3,864
At 09.30.18	5,314,868	2,608,394	1,402,734	9,325,996

(1)     Selling expenses include a charge for $ 127 million relating to the Framework Agreement.

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of September 30, 2018 for $ 596.1 million.

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	2,204,732	394,412	402,902	3,002,046
Pension plans	58,039	10,383	10,606	79,028
Communications expenses	25,781	131,695	9,691	167,167
Allowance for the impairment of trade and other receivables	-	205,956	-	205,956
Supplies consumption	228,842	-	32,902	261,744
Leases and insurance	313	-	83,314	83,627
Security service	63,736	1,007	56,596	121,339
Fees and remuneration for services	478,509	385,433	342,174	1,206,116
Public relations and marketing	-	-	18,417	18,417
Advertising and sponsorship	-	-	9,488	9,488
Reimbursements to personnel	40	20	405	465
Depreciation of property, plants and equipments	253,159	40,735	16,511	310,405
Directors and Supervisory Committee members’ fees	-	-	9,440	9,440
ENRE penalties (1)	159,744	112,327	-	272,071
Taxes and charges	-	177,614	14,354	191,968
Other	291	80	8,926	9,297
At 09.30.17	3,473,186	1,459,662	1,015,726	5,948,574

(1)   Transmission and distribution expenses include recovery for $ 413.7 million net of the charge for the period for $ 685.8 million.

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of September 30, 2017 for $ 413.5 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 26 |    Other operating expense, net

	Note	09.30.18	09.30.17
Other operating income
Services provided to third parties		46,268	40,010
Commissions on municipal taxes collection		45,233	21,267
Related parties	29.a	31,146	3,572
Income from non-reimbursable customer contributions		3,250	1,924
Charges to suppliers		66,981	2,773
Others		5,970	577
Total other operating income		198,848	70,123

Other operating expense
Gratifications for services		(35,430)	(36,450)
Cost for services provided to third parties		(31,719)	(22,239)
Severance paid		(10,230)	(12,214)
Debit and Credit Tax		(350,115)	(218,737)
Provision for contingencies		(414,346)	(273,340)
Disposals of property, plant and equipment		(16,536)	(5,650)
Other		(9,964)	(43,160)
Total other operating expense		(868,340)	(611,790)
Other operating expense, net		(669,492)	(541,667)

(1)   Relates to fines applied to Suppliers for failing to comply with agreed-upon contractual conditions.

Note 27 |    Net financial expense

	09.30.18	09.30.17
Financial income
Commercial interest	159,152	79,059
Financial interest	199,106	102,447
Total financial income	358,258	181,506

Financial expenses
Interest and other (1)	(624,723)	(345,006)
Fiscal interest	(16,369)	(17,509)
Commercial interest	(1,300,554)	(734,893)
Bank fees and expenses	(6,371)	(986)
Total financial expenses	(1,948,017)	(1,098,394)

Other financial results
Exchange differences	(2,890,873)	(233,372)
Adjustment to present value of receivables	(203)	(220)
Changes in fair value of financial assets (2)	546,065	252,999
Net gain from the repurchase of Corporate Notes	(511)	-
Contractual resolution of real estate asset (Note 31)	1,629,442	-
Other financial expense	(50,519)	(30,207)
Total other financial expense	(766,599)	(10,800)
Total net financial expense	(2,356,358)	(927,688)

(1)     Net of interest capitalized as of September 30, 2018 and 2017 for $ 458 million and $ 201.6 million, respectively.

(2)     Includes changes in the fair value of financial assets on cash equivalents as of September 30, 2018 and 2017 for $ 35.7 million and $ 15.7 million, respectively.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 28 |    Basic and diluted earnings per share

Basic

The basic earnings per share is calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of September 30, 2018 and 2017, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincides with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	09.30.18	09.30.17
Profit for the period attributable to the owners of the Company	2,100,639	659,950
Weighted average number of common shares outstanding	893,967	898,151
Basic and diluted profit earnings per share – in pesos	2.35	0.73

Note 29 |    Related-party transactions

•            The following transactions were carried out with related parties:

a.         Income

Company	Concept	09.30.18	09.30.17

Pampa	Service assemblies	761	685
	Computer services assistance	2,275	2,887
	Thermal power plant Pilar	8,200	-
SACDE	Removal of facilities	19,910	-
		31,146	3,572

b.         Expense

Company	Concept	09.30.18	09.30.17

Pampa	Technical advisory services on financial matters	(50,519)	(30,207)
SACME	Operation and oversight of the electric power transmission system	(46,665)	(33,385)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	-	(160)
OSV	Hiring life insurance for staff	(11,398)	(9,574)
Abelovich, Polano & Asoc.	Legal fees	(1,003)	-
		(109,585)	(73,326)

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

c.         Key Management personnel’s remuneration

	09.30.18	09.30.17
Salaries	151,238	136,542
	151,238	136,542

•            The balances with related parties are as follow:

d.         Receivables and payables

	09.30.18	12.31.17
Other receivables - Non current
SACME	4,853	5,428
	4,853	5,428

Other receivables - Current
SACME	766	766
Pampa	394	327
	1,160	1,093

Trade payables
OSV	-	(54)
Pampa	(10,373)	(34,967)
	(10,373)	(35,021)

Other payables
SACME	(4,065)	(5,253)
	(4,065)	(5,253)

Additionally, on April 26, 2018, the Company entered into a works agreement with SACDE, for the removal and/or moving of medium and low-voltage electrical facilities, owned by the Company, located on the path of the Pte. Perón Highway (Extension of Camino del Buen Ayre) that will be built by SACDE. In accordance with its concession agreement, the Company is obliged to carry out this type of removals at the expense of the party requesting them.

Note 30 |    Parent company’s merger process

On August 24, 2018, the Company became aware of the registration by the Inspección General de Justicia (the Argentine governmental regulatory agency of corporations) of: (i) the merger of EASA (the parent company of Edenor S.A.) and IEASA S.A. (the parent company of EASA), with and into CTLL, as the absorbing and surviving company of both; and (ii) the merger with and into Pampa, as the absorbing and surviving company, of CTLL, Bodega Loma la Lata S.A., Central Térmica Güemes S.A., Eg3 Red S.A., Inversora Nihuiles S.A., Inversora Diamante S.A., Inversora Piedra Buena S.A., Pampa Participaciones II S.A. and Petrolera Pampa S.A., as the absorbed companies. As a consequence thereof, Pampa has become the direct controlling company of Edenor S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 31 |    Contractual resolution of real estate asset

With the aim of concentrating in one single building the Company’s centralized functions, and reducing rental costs and the risk of future increases, the Company acquired from RDSA (the “seller”) a real estate asset to be constructed, for a total amount of USD 46 million -equivalent to $ 439.3 million at the exchange rate in effect at the time of entering into the purchase and sale agreement. To guarantee payment of liquidated damages in case of termination on account of the seller’s default, the Company received a surety bond issued by Aseguradores de Cauciones S.A. Compañía de Seguros for up to the maximum amount of USD 46 million, plus the private banks’ Badlar rate in dollars + 2%.

The real property had to be delivered by the seller on June 1, 2018, milestone not met. Therefore, the Company declared the seller in default, notifying the insurance company that issued the surety bond of such situation, and collected USD 502.8 thousand in fines accrued during the term of the purchase and sale agreement and duly deposited as bond by the seller for failing to meet the construction project milestones agreed upon in the agreement, amount which was recorded in the Other operating expense, net line item of the Condensed Interim Statement of Comprehensive Income.

Subsequently, upon expiration of the legal time periods set forth in the agreement, on August 27, 2018, the Company notified RDSA of the termination of the agreement on account of its default, demanding payment of the liquidated damages: refunding of the purchase price, plus 15% interest in dollars from the purchase price payment date until the day of default, less the delay penalty amounts indicated in the preceding paragraph. Furthermore, on September 3, 2018, the Company filed a claim against the bond with the insurance company, and subsequently provided the additional documentation and information that had been required.

As of September 30, 2018, the value of the receivable recorded by the Company amounts to $ 2.07 billion, which does not exceed its recoverable value (Note 9). The net result generated by this transaction amounts to $ 1.63 billion before taxes (Note 27).

At the date of issuance of these condensed interim financial statements, the Company is taking the necessary judicial and extrajudicial measures to collect the above-mentioned receivable.

Note 32 |    Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2018 resolved, among other issues, the following:

-       To approve Edenor S.A.’s Annual Report and Financial Statements of as of December 31, 2017;

-       To allocate the profit for the year ended December 31, 2017 to the absorption of accumulated losses;

-       To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;

-       To appoint the authorities and the external auditors for the current fiscal year;

RICARDO TORRES
Chairman

CONDENSED INTERIM FINANCIAL STATEMENTS ADDITIONAL INFORMATION

Free translation from the original in Spanish for publication in Argentina

REPORT ON REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the accompanying condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (the “Company”), including the statement of financial position at September 30, 2018, the statement of comprehensive income for the nine- and three-month periods ended September 30, 2018, the statements of changes in equity and of cash flows for the nine-month period then ended, and the selected explanatory notes.

The balances and other information corresponding to the fiscal year 2017 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Board's responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these condensed interim financial statements in accordance with the accounting standards set forth by the National Securities Commission (CNV). As stated in Note 3 to the accompanying condensed interim financial statements, these accounting standards are based on the application of International Financing Reporting Standards (IFRS) and, particularly, International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). Such standards have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and were used in the preparation of the condensed interim financial statements, except only for the application of International Accounting Standard 29 (IAS 29), which was excluded by the CNV from its accounting standards.

Scope of our review

Our review was limited to the application of the procedures established under International Standard on Review Engagements ISRE 2410 “Review of Interim Financial Information performed by the Independent Auditor of the Entity”, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the condensed interim financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit examination conducted in accordance with international standards on auditing; consequently, it does not enable us to obtain assurance that we will become aware of all the significant matters that might be identified in an audit. Therefore, we do not issue an audit opinion on the financial position, the comprehensive income, or the cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with the accounting standards set forth by the CNV.

CONDENSED INTERIM FINANCIAL STATEMENTS ADDITIONAL INFORMATION

Emphasis of matter paragraph

Difference between the financial reporting standards of the CNV and the IFRS

Without modifying our conclusion, we call attention to Note 3 to the accompanying condensed interim financial statements, which describes in a qualitative way the difference between the financial reporting standards of the CNV and the IFRS, taking into account that the application of IAS 29 was excluded by the CNV from its accounting standards.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Edenor S.A., that:

a)    the condensed interim financial statements of Edenor S.A. have been transcribed into the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)   the condensed interim financial statements of Edenor S.A. stem from accounting records kept, in all formal respects, in conformity with legal regulations;

c)    we have read the summary of activity, on which, as regards those matters that are within our competence, we have no observations to make;

d)   at September 30, 2018 the liabilities of Edenor S.A. accrued in favor of the Argentine Integrated Social Security System amounted, according to the Company’s accounting records, to $ 102,775,865, none of which was claimable at that date.

City of Buenos Aires, November 8, 2018.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A T°1 – V°17

Dr. R. Sergio Cravero Public Accountant (UCA) C.P.C.E.C.A.B.A. V. 265 F. 92

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 13, 2018